08027814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
109

SEC FILE NUMBER
8-46941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBK Brooks Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Terminal Tower, 50 Public Square
(No. and Street)

Cleveland	Ohio	44113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Small — (216) 861-6950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 24 2008

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Small, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SBK Brooks Investment Corp., as of November 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

JUDITH NEUMAN
NOTARY PUBLIC-STATE OF OHIO
My Commission Expires 11/20/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SBK BROOKS INVESTMENT CORP.

INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2007

Cohen Fund Audit Services

SBK BROOKS INVESTMENT CORP.

NOVEMBER 30, 2007

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDERS
SBK BROOKS INVESTMENT CORP.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of SBK Brooks Investment Corp. as of November 30, 2007, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBK Brooks Investment Corp. as of November 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 28, 2008
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2007

ASSETS

Cash and cash equivalents		$ 367,111
Accounts receivable		448,575
Investments at fair market value		
Readily marketable		39,381
Employee advances		20,200
Note receivable – Net of allowance of $50,000		134,445
Furniture and equipment – At cost – Less accumulated depreciation of $80,432		13,883
Deferred federal income taxes		396,000
Deposits and other assets		26,093
		$ 1,445,688

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 196,735
Accrued expenses		435,776
		632,511
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Series A preferred stock, no par value, 2,000 shares authorized, 1,880 issued and outstanding	$ 1,880,000	
Serial preferred stock, $5,000 stated value, 118 shares authorized, 30 issued and outstanding	150,000	
Common stock, no par value, 850 shares authorized, 342 shares issued	395,150	
Deficit	(1,603,973)	
Less: Treasury stock – At cost – 18.75 shares of common stock	(8,000)	813,177
		$ 1,445,688

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED NOVEMBER 30, 2007

REVENUES	
Commissions and fees	$ 629,710
Secondary fixed income	1,935,063
Underwriting and investment banking	1,784,579
Interest	13,307
	4,362,659
EXPENSES	
Employee compensation, benefits, and taxes	3,223,164
Clearing fees	111,383
Occupancy and equipment rental	450,599
Promotion and development	7,773
Professional fees	139,073
Regulatory fees and expenses	19,813
Depreciation	7,359
Bad debt expense	215,470
Travel	101,888
Communications and data processing	115,445
Other operating expenses	220,761
	4,612,728
NET LOSS	$ (250,069)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED NOVEMBER 30, 2007

	SERIAL PREFERRED STOCK	SERIES A PREFERRED STOCK	COMMON STOCK
BALANCE – DECEMBER 1, 2006		$ 1,880,000	$ 395,150
ISSUANCE OF PREFERRED STOCK	$ 150,000		
FORGIVENESS OF MANDATORILY REDEEMABLE LIABILITY			
NET LOSS			
BALANCE – NOVEMBER 30, 2007	$ 150,000	$ 1,880,000	$ 395,150

The accompanying notes are an integral part of these statements.

(DEFICIT)	TREASURY STOCK	TOTAL
$ (1,398,265)	$ (8,000)	$ 868,885
		150,000
44,361		44,361
(250,069)		(250,069)
$ (1,603,973)	$ (8,000)	$ 813,177

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED NOVEMBER 30, 2007

SUBORDINATED BORROWINGS – DECEMBER 1, 2006	$ 1,000,000
INCREASE – ADDITIONAL SUBORDINATED BORROWINGS	-
OFFSET OF SUBORDINATED BORROWINGS WITH SHAREHOLDER ADVANCES	(1,000,000)
SUBORDINATED BORROWINGS – NOVEMBER 30, 2007	$ -

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED NOVEMBER 30, 2007

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net loss	$ (250,069)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	7,359
Preferred stock issued in exchange for services	120,000
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Accounts receivable - Net	335,027
Investments	9,680
Deposits and other assets	41,267
Accounts payable and accrued expense	174,783
Net cash flow provided from operating activities	438,047
CASH FLOW USED IN INVESTING ACTIVITY	
Advances to employees	(144,561)
CASH FLOW PROVIDED FROM FINANCING ACTIVITY	
Preferred stock issued	30,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	323,486
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	43,625
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 367,111
NONCASH INVESTING AND FINANCING ACTIVITIES	
Offset of subordinated borrowings with shareholder advances	$ 1,000,000
Forgiveness of mandatorily redeemable stock liability	$ 44,361

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

SBK Brooks Investment Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, 19 other states, and the District of Columbia, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the organization, underwriting, distribution, trading and brokerage of fixed income and equity securities. The Company maintains an office in Cleveland, with branch offices in New York, Chicago, Indianapolis, Detroit, and Houston.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Equity commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Secondary Fixed Income

Secondary fixed income represents profits in buy and sell transactions, whereby the Company earns the difference between the price paid on the purchase and the price received on the sale of securities on a trade date basis.

Underwriting and Investment Banking Revenue

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions are recorded on offering date, and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash and Cash Equivalents

At times, the Company maintains cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement, which is included in cash and cash equivalents.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Accounts receivable are uncollateralized commissions or customer obligations due under normal trade terms requiring payments within 60 days. The Company generally collects receivables within 60 days and does not charge interest on receivables.

Accounts receivable are stated at the amount billed. Payments of commissions or customer receivables are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts and notes receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 60 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectibility. In the opinion of management, at November 30, 2007, all accounts receivable were considered collectible and no allowance was necessary.

Investments

Investments, primarily equity securities, are reported at market value with gains and losses (realized and unrealized) reported in operations in the year in which they occur.

Depreciation

Depreciation of furniture and equipment is provided by use of the straight-line method for financial reporting purposes over the following estimated useful lives:

Furniture and equipment	3 - 5 years

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for the amount of deferred tax assets that management believes will not be realized.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. EMPLOYEE ADVANCES

At November 30, 2007, employee advances represent unsecured, non-interest bearing amounts due on demand from employees.

4. NOTE RECEIVABLE - NET

Note receivable consists of an unsecured amount due on demand from an unrelated party with an annual interest rate of 12%. Interest income earned in connection with this note for the year ended November 30, 2007, was approximately $10,000.

5. FEDERAL INCOME TAXES

Significant temporary differences that give rise to the deferred tax asset consists of net operating loss carryforwards of approximately $1,734,000, expiring through 2027.

At November 30, 2007, the net operating loss carryforward described above gives rise to a gross deferred tax asset of approximately $568,800. Due to the uncertainty in realizing the future benefit of the entire balance of the net operating loss carryforward, a valuation allowance of $172,800 has been applied against the deferred tax asset. The increase in the valuation allowance during the year amounted to approximately $77,000.

NOTES TO THE FINANCIAL STATEMENTS

5. FEDERAL INCOME TAXES (Continued)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50% likelihood of being sustained upon examination. FASB Interpretation No. 48 is effective for fiscal periods beginning after December 15, 2007. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact that FASB Interpretation No. 48 will have on the Company's financial statements.

6. MANDATORILY REDEEMABLE STOCK

During the year ended November 30, 2007, a shareholder waived his right to future redemption payments on mandatorily redeemable stock totaling $44,361.

7. EMPLOYEE BENEFIT PLANS

401(k) Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, the Company may match part of the employees' pre-tax contributions and may also make a discretionary contribution at the end of the fiscal year. The Company did not make matching or discretionary contributions for 2007.

8. COMMITMENTS

The Company leases office facilities in several locations under operating leases expiring through January 2015. The Company also leases office equipment under an operating lease which expires in March 2008. At November 30, 2007, minimum lease commitments are as follows:

Year ending November 30,	
2008	$ 162,288
2009	70,335
2010	63,600
2011	63,600
2012	63,600
Thereafter	137,800
	$ 561,223

The Company leases office equipment and software month to month for approximately $4,300 per month. Month-to-month office space rental is approximately $4,800 per month.

Total rent expense for 2007 was $450,599.

NOTES TO THE FINANCIAL STATEMENTS

9. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(iii), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At November 30, 2007, the Company had net capital of $218,171, which was $118,171 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At November 30, 2007, the ratio was 2.9 to 1.

10. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) and (k)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

11. SERIAL PREFERRED STOCK

During the year, the Company issued 30 shares of Non-voting 8% Cumulative Serial Preferred Stock (Preferred Stock) in exchange for $30,000 in cash and services provided with an estimated fair value of $120,000.

Liquidation Preferences: In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive net assets remaining, up to an amount equal to the stated value per share, for each share held by them, plus any accumulated but unpaid dividends.

Put Option: The holders of Preferred Stock shall have the right, at any time after the first year anniversary of the date of original purchase, to require that the Company redeem Preferred Stock at the stated value plus any accrued declared but unpaid cash dividends. The holder may not utilize the Put Option to sell more than an amount equal to 20% of the initial amount invested in any one year period.

Dividends: The holders shall have the right to receive cumulative dividends at 8%; such dividends shall accrue whether or not there are funds available for payment and whether or not they have been earned or declared. At November 30, 2007 no dividends have been declared on the Preferred Stock. Cumulative but undeclared dividends approximated $7,000 for the year ended November 30, 2007.

NOTES TO THE FINANCIAL STATEMENTS

11. SERIAL PREFERRED STOCK (Continued)

Redemption: Upon sale or conveyance of all or substantially all of the assets of the Company, the Company shall redeem the Preferred Stock from the holders, in an amount equal to the stated value, plus any accrued, declared but unpaid cash dividends.

12. SUBSEQUENT EVENTS

At November 30, 2007, the Company was the subject of regulatory examinations with FINRA and the Securities and Exchange Commission of the United States (SEC) for non-compliance with certain SEC rules. Subsequent to November 30, 2007, the Company was found to be out of compliance with the net capital provision. The Company was ordered to cease conducting business as of December 6, 2007, while out of compliance. The order required the Company to take specific action, including the infusion of capital, in order to begin to do business again. On December 11, 2007, the majority stockholder contributed $60,000 of capital to cure the net capital deficiency and allow the Company to re-commence operations.

13. NEW ACCOUNTING PRONOUNCEMENT

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosure about fair value measurements. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

NOVEMBER 30, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2007

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$ 813,177
Less: Non-allowable assets		
Fixed assets – Net	$ 13,883	
Deferred federal income taxes	396,000	
Employee advances	20,200	
Notes receivable - Net	134,445	
Deposits and other assets	26,093	590,621
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		222,556
Haircuts on securities		4,385
NET CAPITAL		$ 218,171
COMPUTATION OF AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 632,511
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT – 6⅔ OF AGGREGATE INDEBTEDNESS		$ 42,167
COMPUTATION OF NET CAPITAL REQUIREMENTS:		
Greater of net minimum capital requirements of $100,000 or 6⅔% of total aggregate indebtedness		$ 100,000
EXCESS NET CAPITAL		$ 118,171
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.9 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of November 30, 2007, filed with the Securities and Exchange Commission and the amount included in the above computation follows:

		November 30, 2007
Net capital, as reported in Company's Form X-17a-5, Part IIA		$ 229,737
Net adjustments to net capital		
Less: Cash	$ 1,695	
Less: Employee advances	10,694	
Plus: Accounts receivable	4,206	
Plus: Interest income	11,617	
Less: Non-allowable assets	11,826	
Less: Haircuts on securities	3,174	(11,566)
Net capital, as reported above		$ 218,171

SCHEDULES II AND III –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDERS
SBK BROOKS INVESTMENT CORP.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of SBK Brooks Investment Corp. (the Company) as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in the internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended November 30, 2007, and this report does not affect our report thereon dated February 28, 2008. Procedures and controls were not in place to ensure that a complete and accurate trial balance and financial statements were prepared. Significant adjustments were required to correct account balances. Monitoring procedures were not in place to ensure that reconciliations were prepared timely for all cash accounts. Management has adopted a corrective action plan to implement additional procedures, including monitoring and review processes and the use of a checklist, to ensure all transactions are captured in the appropriate period, all accounts are reconciled, and balance are accurately reflected in the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 28, 2008
Westlake, Ohio

END